EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial condition of Nordic Cottage, Inc expressed in this Form C is accurate, true, and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1] *Heather Sisson*

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Heather Sisson

Nordic Cottage, Inc